SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

720190 107

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Piedmont Office Realty Trust, Inc.

6200 The Corners Parkway, Suite 500

Norcross, Georgia 30092

(770) 325-3700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

Copies to:

John J. Kelley III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309-3521

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Madison Investment Trust Series 79, Madison Liquidity Investors, LLC, and Madison Capital Management, LLC (collectively, the “Offerors”) to purchase up to 24,630,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Company”) at a price of $7.50 per Share, less the amount of any dividends declared or made with respect to the Shares between October 24, 2007 and December 5, 2007 or such other date to which the Offer is extended (the “Offer Price”). As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Piedmont Office Realty Trust, Inc.

6200 The Corners Parkway, Suite 500

Norcross, Georgia 30092

(770) 325-3700.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 492,566,961 shares outstanding as of October 31, 2007.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 24,630,000 outstanding Shares of Common Stock at a cash purchase price of $7.50 per share, less the amount of any dividends declared or made with respect to the Shares between October 24, 2007 and December 5, 2007 or such other date to which the Offer is extended. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on October 24, 2007 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on December 5, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Offerors’ Schedule TO, the name, business address and telephone number of the Offerors are Madison Investment Trust Series 79, Madison Liquidity Investors, LLC, and Madison Capital Management, LLC, 6310 Lamar Ave, Suite 120, Overland Park, Kansas 66202, (303) 957-2165.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A dated October 16, 2007 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors thoroughly evaluated and assessed the terms of the Offer together with outside advisors. The Board of Directors has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to the Offerors pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b) Background.

The Company’s certificate of incorporation (the “Charter”) requires that, unless the Company lists its common shares on a national securities exchange or over-the-counter market no later than January 30, 2008 (the “Liquidation Date”), the Company must commence an orderly process of liquidation. Due to the recent turmoil in the equity and credit markets and for the other reasons discussed in our Proxy Statement for the 2007 Annual Meeting of Stockholders dated October 16, 2007 (the “Proxy Statement”), our Board of Directors unanimously determined that it is advisable (i) to extend the Liquidation Date from January 30, 2008 to July 30, 2009 and (ii) to provide the Board of Directors with the discretionary authority, to extend the Liquidation Date further from July 30, 2009 to January 30, 2011. In order to accomplish this, the Company needs stockholder approval of an amendment to its Charter. Therefore, the Board of Directors has filed the Proxy Statement and included in the Proxy Statement a proposal that its stockholders approve an amendment to the Company’s Charter in order to extend the Liquidation Date from January 30, 2008 to July 30, 2009, and, in the Board of Directors’ discretion, to further extend the Liquidation Date from July 30, 2009 to January 30, 2011. If the proposal to extend the Liquidation Date is approved, the Board of Directors intends to continue to operate the business of the Company, while evaluating all other options available to the Company any of which may be pursued at any time including prior to January 30, 2008 if the Board of Directors determines that it is in the best interest of the Company and its stockholders to do so.

As discussed in greater detail in the Proxy Statement, the Board of Directors believes that it is in the best interests of the Company’s stockholders to amend the Company’s Charter to extend the Liquidation Date. The Board of Directors considered various time periods for extension and determined to extend initially from January 30, 2008 to July 30, 2009 in order to allow time for market conditions to improve. However, the Board of Directors also thought it was prudent to request the flexibility to further extend the Liquidation Date to January 30, 2011 without further stockholder approval to the extent the Board of Directors determines that such further extension is necessary to effectively maximize stockholder value. The Board of Director’s determination as to time periods was based on input from the Company’s financial advisors that this timeframe would likely be enough time for the public equity markets and credit markets to stabilize and for the Board of Directors to be able to effect a successful listing of our common stock, or if such listing is not expected to effectively maximize stockholder value at such time, to evaluate and pursue a sale of our company or other strategic transaction.

The Board of Directors believes that the extension of the Liquidation Date will give the Company the flexibility to continue to operate and grow the business and will likewise provide the flexibility to take advantage of all other options available to the company. If the proposal to extend the Liquidation Date is approved, the Board of Directors intends to continue to review all available strategic options for the company including a listing of our common stock, or a merger, business combination, portfolio asset sale or a liquidation of our assets. Any one of these or other strategic alternatives may be pursued at any time including prior to January 30, 2008 if the Board of Directors determines that it is in the best interest of the Company and its stockholders to do so. If the proposal to extend the Liquidation Date is not approved, the Board of Directors will consider all of its options prior to January 30, 2008 including a listing of our common stock, and if the Company does not pursue a listing or other strategic alternative prior to January 30, 2008, the Company will commence an orderly process of liquidation. Such a liquidation will take time to complete, and the Company’s stockholders will not receive immediate liquidity on the Liquidation Date. Funds will be distributed to stockholders from time to time as the assets of the Company are sold.

The Offerors or their affiliates have made three separate tender offers for Shares owned by the Company’s stockholders in 2007 at prices ranging from $8.00 per share in its Schedule TO filed February 27, 2007, $8.50 per share in its Schedule TO filed May 4, 2007 and $7.50 per share in its most recent Schedule TO filed October 24, 2007, in each case less the amount of any dividends declared or made with respect to the Shares on or between the date of the Schedule TO and the expiration of the tender offer. According to amendments filed to the Schedules TO by the Offerors a total of 462,166 Shares were tendered pursuant to the February 27, 2007 tender offer and a total of 1,057,274 Shares were tendered pursuant to the May 4, 2007 tender offer. In each of these tender offers, the Offerors have applied a discount to the estimated net asset value of the Company’s assets in order to establish the

Offer Price. The Offerors included the following disclosure in their most recent Schedule TO filed October 24, 2007:

“The Purchaser arrived at the $7.50 Offer Price by applying an approximate 16% liquidity discount to the Estimated Net Asset Value of the Corporation’s assets. The Purchaser used a 16% discount because such a discount would meet the return targets based on the estimated time frame to potentially reach the Estimated Net Asset Value but nevertheless result in a significant number of shareholders choosing to sell. The Purchaser applies such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated, sold, or listed on a national securities exchange or NASDAQ at a per-share price that is hopefully at close to the full Estimated Net Asset Value.”

Given the timing of the Offer during a period in which the Board is soliciting approval of the Company’s stockholders for the extension of the Liquidation Date, the Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In addition, as the Offerors have stated, the Offer Price represents the lowest price that might be acceptable to stockholders consistent with the Offerors’ objectives.

Further, the Offerors acknowledge that they will purchase the Shares even if the extension of the Liquidation Date is approved, as the Offer is not conditioned upon the Company’s stockholders rejecting the proposal to extend the Liquidation Date. Therefore, we can conclude that the Offerors also must believe in the long-term value of the Company’s common stock.

In addition, the Board of Directors intends to reinstate the share redemption program in the fourth quarter of 2007 and has the capacity to repurchase up to 16,500,000 shares under the share redemption program by the end of the fourth quarter of 2007.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as the Company’s outside advisors; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties, and future prospects.

The reasons for the Board of Director’s recommendation include, without limitation:

•

the Board of Director’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company;

•	the Board of Director’s significant knowledge of the strength of the Company’s assets;

•

extensive discussions with Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., the Company’s financial advisors, regarding the long-term potential values of the Company and its shares based on various potential future strategies, including the Board of Director’s decisions to delay a listing and not to pursue a listing or sale or other strategic transaction until the public real estate equity markets have stabilized and to recommend that the Company’s stockholders approve an extension of the Company’s liquidation date;

•	the fact that the Company’s last estimated net asset value per share determination made on January 3, 2007 was in excess of the Offer Price on a per share basis;

•

the fact that the Offerors will reduce the Offer Price by ordinary dividends paid by the Company and stockholders who tender shares in the Offer will not receive the fourth quarter dividend declared by the Board of Directors;

•

the fact that in an effort to accommodate potential interim liquidity needs of some stockholders, the Board of Directors intends to reinstate the Company’s share redemption program in the fourth quarter of 2007 and that the price paid for shares repurchased under the share redemption program will not be reduced by ordinary dividends;

•

the Company’s intention to monitor the demand of the Company’s stockholders requesting redemptions pursuant to the Share Redemption Program and, the fact that, the Board of Directors will consider amending the Share Redemption Program or adopting other liquidity programs to provide additional liquidity for the Company’s stockholders if the demand for redemptions exceeds the limitations of the Share Redemption Program if it is in the best interests of the Company and its stockholders; and

•	the Offer is subject to certain conditions, many of which provide the Offerors with the sole discretion to determine whether the conditions have been met, including:

¡

that no change or development shall have occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which in the reasonable judgment of the Offerors, is or will be materially adverse to the Company (although, rejection by the Company’s stockholders of the proposal to extend the Liquidation Date is not a condition to the completion of the Offer); and

¡	that the Offerors shall not have become aware of any fact that, in the reasonable judgment of the Offerors, does or will have a material adverse effect on the value of the Shares.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

(d) Intent to Tender.

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken any action and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

As previously announced in its Proxy Statement, the Company intends to reinstate its share redemption program in the fourth quarter of 2007 and, under the plan, may repurchase up to 16,500,000 shares of its Common Stock by the end of the fourth quarter of 2007.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•

If the proposal to extend the Liquidation Date is not approved and the Company is required to pursue a listing of the Company’s common stock (whether or not the listing included a concurrent offering of the Company’s common stock), sale of assets or any other strategic transaction prior to the current Liquidation Date in the current capital market conditions, this might adversely affect the Company’s ability to effectively maximize stockholder value.

•	The Company has a limited operating history as a self-advised REIT, which makes the Company’s future performance and the performance of your investment difficult to predict.

•

The Company’s growth will partially depend upon future acquisitions of properties, and the Company may not be successful in identifying and consummating suitable acquisitions that meet the Company’s investment criteria, which may impede the Company’s growth and negatively affect the Company’s results of operations.

•

If the Company uses significant cash balances and debt capacity to repurchase shares of the Company’s common stock, the Company would have a reduced capacity to acquire additional properties, which could impede the Company’s growth.

•

The Company depends on tenants for its revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of the Company’s large, lead tenants, could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance.

•	The Company is dependent on external sources of capital, which may not be available on favorable terms, if at all.

•

The Company’s funds generated from future operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid.

•

The Company faces considerable competition in the leasing market and may be unable to renew or re-let expiring leases, which may ultimately decrease or prevent increases in the occupancy and rental rates of the Company’s properties.

•

The Company depends on key personnel, including, but not limited to, Donald A. Miller, Robert E. Bowers, Laura P. Moon, Raymond L. Owens and Carroll A. Reddic, each of whom would be difficult to replace.

•

Failure to qualify as a REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs.

•

The Company’s Chief Executive Officer and its Chief Financial Officer will be subject to certain conflicts of interest with regard to enforcing some of the agreements entered into by the Company in connection with the Company’s acquisition of affiliates of the Company’s former advisor, including indemnification provisions.

•

Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s common stock or otherwise benefit the Company’s stockholders.

•

Because the Company is primarily focused on the acquisition, ownership, management and development of office properties, the Company’s business and operating results would be adversely affected by an economic downturn in the office sector of the property market. Such a downturn would have a greater adverse effect on the Company’s rental revenues than if the Company owned a more diversified real estate portfolio.

In addition to the foregoing, the Company faces certain additional risks as described more fully in (A) the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 27, 2007 and incorporated herein by reference, and (B) the section entitled “Item 1A. Risk Factors” in the Quarterly Report on Forms 10-Q filed by the Company with the SEC on August 7, 2007 and incorporated herein by reference to Exhibit (e)(3) of this Schedule 14D-9.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Letter to the stockholders of Piedmont Office Realty Trust, Inc. dated November 7, 2007 *

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated October 16, 2007 filed by Piedmont Office Realty Trust, Inc. with the SEC on October 19, 2007**

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Piedmont Office Realty Trust, Inc. with the SEC on March 27, 2007**

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Piedmont Office Realty Trust, Inc. with the SEC on August 7, 2007**

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

**	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PIEDMONT OFFICE REALTY TRUST, INC.

By:	/s/ Donald A. Miller, CFA
Date:	November 7, 2007

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Letter to the stockholders of Piedmont Office Realty Trust, Inc. dated November 7, 2007 *

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated October 16, 2007 filed by Piedmont Office Realty Trust, Inc. with the SEC on October 19, 2007**

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Piedmont Office Realty Trust, Inc. with the SEC on March 27, 2007**

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Piedmont Office Realty Trust, Inc. with the SEC on August 7, 2007**

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

**	Incorporated by reference as provided in Items 3 and 8 hereto.